CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Quebec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland & Labrador)
U.S. Securities and Exchange Commission

Dears Sirs/Mesdames:

Reference is made to the Technical Report titled “National Instrument 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the El Cubo Project, Guanajuato State, Mexico” effective December 31, 2016 and dated March 3, 2017 (the "Technical Report") prepared for Endeavour Silver Corp. (the “Company”).

I consent to any extracts from or a summary of the Technical Report contained in, or incorporated by reference in, the Annual Information Form dated February 22, 2018, the Company’s Short Form Base Shelf Prospectus dated May 3, 2016 and the Prospectus Supplement dated May 5, 2016 thereto, the Annual Report of the Company on Form 40-F dated February 22, 2018, the Registration Statement on Form F-10 (File No. 333-210911) of Endeavour Silver Corp. (collectively the “Disclosure Documents”).

The undersigned hereby consents to:

(a)	being named directly or indirectly in the Disclosure Documents; and

(b)	the use of the Technical Report and to extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein.

The undersigned hereby confirms that:

(i)	the undersigned has read the Disclosure Documents, including the extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein;

(ii)

the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Disclosure Documents or incorporated by reference therein that is derived from the Technical Report or that is within the undersigned’s knowledge as a result of the services performed by the undersigned in connection with the Technical Report; and

(iii)	the Disclosure Documents fairly and accurately represent the information in the sections of the Technical Report for which I am responsible .

Dated this 22nd day of February, 2018

“signature” {signed and sealed}

____________________
Zachary J. Black, SME-RM

CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Quebec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland & Labrador)
U.S. Securities and Exchange Commission

Dears Sirs/Mesdames:

Reference is made to the Technical Report titled “National Instrument 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolanitos Project, Guanajuato State, Mexico” effective December 31, 2016 and dated March 3, 2017 (the "Technical Report") prepared for Endeavour Silver Corp. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report contained in, or incorporated by reference in, the Annual Information Form dated February 22, 2018, the Company’s Short Form Base Shelf Prospectus dated May 3, 2016 and the Prospectus Supplement dated May 5, 2016 thereto, the Annual Report of the Company on Form 40-F dated February 22, 2018, the Registration Statement on Form F-10 (File No. 333-210911) of Endeavour Silver Corp. (collectively the “Disclosure Documents”).

The undersigned hereby consents to:

(a)	being named directly or indirectly in the Disclosure Documents; and

(b)	the use of the Technical Report and to extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein.

The undersigned hereby confirms that:

(i)	the undersigned has read the Disclosure Documents, including the extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein;

(ii)

the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Disclosure Documents or incorporated by reference therein that is derived from the Technical Report or that is within the undersigned’s knowledge as a result of the services performed by the undersigned in connection with the Technical Report; and

(iii)	the Disclosure Documents fairly and accurately represent the information in the sections of the Technical Report for which I am responsible .

Dated this 22nd day of February, 2018

“signature” {signed and sealed}

____________________
Zachary J. Black, SME-RM

CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Quebec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland & Labrador)
U.S. Securities and Exchange Commission

Dears Sirs/Mesdames:

Reference is made to the Technical Report titled “NI 43-101 Technical Report Updated Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico” effective December 31, 2016 and dated March 3, 2017 (the "Technical Report") prepared for Endeavour Silver Corp. (the “Company”).

I consent to any extracts from or a summary of the Technical Report contained in, or incorporated by reference in, the Annual Information Form dated February 22, 2018, the Company’s Short Form Base Shelf Prospectus dated May 3, 2016 and the Prospectus Supplement dated May 5, 2016 thereto, the Annual Report of the Company on Form 40-F dated February 2, 2018, the Registration Statement on Form F-10 (File No. 333-210911) of Endeavour Silver Corp. (collectively the “Disclosure Documents”).

The undersigned hereby consents to:

(a)	being named directly or indirectly in the Disclosure Documents; and

(b)	the use of the Technical Report and to extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein.

The undersigned hereby confirms that:

(i)	the undersigned has read the Disclosure Documents, including the extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein;

(ii)	the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Disclosure Documents or incorporated by reference therein that is derived from the Technical Report or that is within the undersigned’s knowledge as a result of the services performed by the undersigned in connection with the Technical Report; and

(iii)	the Disclosure Documents fairly and accurately represent the information in the sections of the Technical Report for which I am responsible .

Dated this 22nd day of February, 2018